

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Greg Campbell
Executive Chairman
Sacks Parente Golf, Inc.
551 Calle San Pablo
Camarillo, California 93012

> **Re: Sacks Parente Golf, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 10, 2024**
> **File No. 333-281644**

Dear Greg Campbell:

We have conducted a limited review of your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-3 filed September 10, 2024

General

1.      We note your response to comment 1, however, we are not able to conclude that the referenced reports were filed timely and consequently, it does not appear that you are eligible to use Form S-3. Please amend your registration statement to file on an appropriate form or, if you wish to seek a waiver in connection your S-3 eligibility, please contact the Office of Chief Counsel in the Division of Corporation Finance at (202) 551-3500.

Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     David Ficksman